PartnerRe Ltd.

AXIS Capital Holdings Limited

90 Pitts Bay Road, Pembroke, Bermuda HM 08

92 Pitts Bay Road, Pembroke, Bermuda HM 08

Tel. (441) 292-0888

Tel. (441) 496-2600

August 3, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Jeffrey Riedler, Assistant Director

Re:	PartnerRe Ltd.
Registration Statement on Form S-4, as amended
Filed March 16, 2015
File No. 333-202764

Dear Mr. Riedler:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), PartnerRe Ltd. and AXIS Capital Holdings Limited (the “Registrants”), hereby apply for the immediate withdrawal of the above-referenced Registration Statement, together with all exhibits thereto, which was initially filed with the Securities and Exchange Commission on March 16, 2015, and as amended on June 1, 2015, on the grounds such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Registration Statement was filed in connection with the proposed amalgamation of the Registrants pursuant to the Agreement and Plan of Amalgamation, dated as of January 25, 2015, and as amended on February 17, 2015, March 10, 2015, March 31, 2015, May 3, 2015 and July 15, 2015 (as amended, the “Amalgamation Agreement”). On August 2, 2015, the Registrants terminated the Amalgamation Agreement, and PartnerRe Ltd. entered into an Agreement and Plan of Merger with entities affiliated with EXOR S.p.A. Therefore, the Registrants will not proceed with the amalgamation contemplated by the Amalgamation Agreement and described in the Registration Statement, and all shareholder meetings have been cancelled. The Registrants hereby confirm that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Please do not hesitate to call Richard J. Sandler of Davis Polk & Wardwell LLP at (212) 450-4224 or Patrick J. Naughton of Simpson Thacher & Bartlett LLP at (212) 455-7135 with any questions you may have regarding this matter.

Very truly yours,

PARTNERRE LTD.

By:	/s/ Marc Wetherhill
Name:	Marc Wetherhill
Title:	Chief Legal Counsel

AXIS CAPITAL HOLDINGS LIMITED

By:	/s/ Joseph C. Henry
Name:	Joseph C. Henry
Title:	E.V.P. and CFO

Cc:	Richard J. Sandler, Davis Polk & Wardwell LLP
Patrick J. Naughton, Simpson Thacher & Bartlett LLP

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